Filed Pursuant to Rule 424(b)(3)
File Number 333-120973
PROSPECTUS SUPPLEMENT NO. 5
to Prospectus declared
effective on May 11, 2006
as supplemented on May 17, 2006, June 12, 2006, August 18, 2006 and September 18, 2006
(Registration No. 333-120973)
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
     This Prospectus Supplement No. 5 supplements our Prospectus dated May 12, 2006, Prospectus Supplement No.1 dated May 17, 2006, Prospectus Supplement No. 2 dated June 12, 2006, Prospectus Supplement No. 3 dated August 18, 2006 and Prospectus Supplement No. 4 dated September 18, 2006. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 5 together with the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3 and Prospectus Supplement No. 4.
     This Prospectus Supplement includes the attached Current Report on Form 8-K of Cyberkinetics Neurotechnology Systems, Inc. dated September 18, 2006, as filed by us with the Securities and Exchange Commission.
     Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “CYKN.”
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus Supplement is September 29, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 18, 2006
Cyberkinetics Neurotechnology Systems, Inc.

(Exact name of registrant specified in charter)

Delaware	000-50505	13-4287300

(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
100 Foxborough Blvd., Suite 240
Foxborough, MA 02035

(Address of principal executive offices) (Zip Code)
508-549-9981

(Registrant’s telephone number, including area code)
N/A

(Former name or former address, if changed since last report)
          Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

ITEM 1.01    Entry into a Material Definitive Agreement
On September 18, 2006, the Board of Directors of Cyberkinetics Neurotechnology Systems, Inc. (the “Board”) authorized the Company to enter into an Employment Agreement with Kurt H. Kruger (the “Agreement”). The Agreement became effective and the Board appointed Mr. Kruger as Chief Financial Officer of the Company on September 18, 2006. A press release announcing Mr. Kruger’s employment was issued by the Company and is attached hereto as Exhibit 99.1.
During the term of Agreement, Mr. Kruger will earn a base salary of no less than $220,000 per annum (or such higher amount as the Compensation Committee of the Board may establish), to be reviewed annually. He is also eligible to receive an annual cash bonus of up to (i) $25,000 for the fiscal year ending December 31, 2006 and (ii) $75,000 per year thereafter, each based on objectives mutually agreed upon by the Board, the Compensation Committee and the President and CEO. The Agreement terminates upon the death or disability of Mr. Kruger; provided, however, that the Company may terminate Mr. Kruger’s employment immediately “for cause” with no further obligations. If the Company terminates Mr. Kruger’s employment “without cause,” he will be entitled to twelve (12) months of severance pay at rate of one hundred percent (100%) of his monthly salary and a bonus equal to the average of the annual cash bonus earned in each of the two (2) fiscal years prior to his termination. On September 18, 2006, Mr. Kruger was also granted (i) a ten-year option (the “Option Award”) to purchase up to 200,000 shares of the Company’s Common Stock; (ii) a ten-year option (the “Performance Award”) to purchase up to 100,000 shares of the Company’s Common Stock; and (iii) 100,000 restricted shares of the Company’s Common Stock. Each of the Option Award and the Performance Award are exercisable at a per share price of $1.58, the closing price per share of the Company’s Common Stock on September 18, 2006. The right to acquire Common Stock under the Option Award vests over four years as follows: (a) 25% on the first anniversary of the date of grant; and (b) an additional 6.25% each three months thereafter. The right to acquire Common Stock under the Performance Award vests on the ninth anniversary of the date of grant, subject to acceleration of vesting upon the Company’s achievement of certain performance milestones. The restricted Common Stock issued to Mr. Kruger vests equally over a period of four years; 25% of the grant on each of the first four anniversaries of the date of grant.
ITEM 5.02    Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers
See Item 1.01of this Form 8-K, which is incorporated herein.
ITEM 9.01    Financial Statements and Exhibits.
(c)    Exhibits:
          99.1      Press release of the Company dated on September 19, 2006.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cyberkinetics Neurotechnology Systems, Inc.
By:	/s/ Timothy R. Surgenor
	Name:	Timothy R. Surgenor
	Title:	President and Chief Executive Officer

Dated: September 22, 2006

Exhibit Index

Exhibit	Description

99.1	Press release of the Company dated on September 19, 2006.

EXHIBIT 99.1
Kurt H. Kruger Joins Cyberkinetics as Chief Financial Officer
FOXBOROUGH, Mass.—(BUSINESS WIRE)—Sept. 19, 2006—Cyberkinetics Neurotechnology Systems, Inc. (OTCBB: CYKN; “Cyberkinetics”), announced that its Board of Directors has appointed Kurt H. Kruger to the newly established position of Chief Financial Officer. As Chief Financial Officer, Mr. Kruger will be responsible for capital formation, financial strategy, investor relations and all finance and accounting functions.
“With our recent progress with Cyberkinetics’ Andara™ OFS™ neural stimulation technology and the BrainGate Neural Interface System, we have a broad set of strategic opportunities before us,” stated Timothy R. Surgenor, President and Chief Executive Officer at Cyberkinetics. “I am thrilled that Kurt is joining us as CFO to add his extensive insight into the development of successful medical device companies, as well as his experience in the financial markets to Cyberkinetics’ management team.”
Prior to joining Cyberkinetics, Kruger was with Banc of America Securities LLC, (formerly Montgomery Securities) and Hambrecht & Quist, where he served as Managing Director and Medical Technology Research Analyst. In that role, Kruger followed a wide range of medical technology companies, including Johnson & Johnson, Medtronic, Inc., Boston Scientific Corporation and Zimmer, Inc. In addition, Mr. Kruger structured financings that raised more than $3.2 billion for more than two dozen companies, including Ventritex, Inc., Target Therapeutics, Heart Technology, Cytyc Corporation, Cyberonics, Inc., and Kyphon Inc. Kruger also worked with Cardiac Pacemakers, Inc., a subsidiary of Eli Lilly and Company that became Guidant Corporation.
“Neurotechnology is widely recognized as the next frontier in medicine. With two cutting-edge neurotechnology platforms, Cyberkinetics is one of the leading companies developing innovative products to treat devastating diseases, injuries and conditions that each year affect hundreds of thousands of people worldwide,” added Kruger. “I am delighted to join Cyberkinetics’ management team as we work to develop these extraordinary technologies for patients and to realize this significant opportunity for investors.”
Kruger earned his Master of Science degree in Management from the MIT Sloan School of Management in Cambridge, Massachusetts. He also earned his Master of Science degree in Biomedical Engineering from the University of Michigan in Ann Arbor, and his Bachelor of Science Degree in Biomedical Engineering from Brown University in Providence, Rhode Island. In addition, Kruger completed course work at Columbia University in the pre-med program and was a Research Associate in the Cardiothoracic Surgery Lab at the New York Presbyterian Hospital.
About Cyberkinetics Neurotechnology Systems, Inc.
Cyberkinetics Neurotechnology Systems, Inc., a leader in the neurotechnology industry, is developing neural stimulation, sensing and processing technology to improve the lives of those with severe paralysis resulting from spinal cord injuries, neurological disorders and other conditions of the nervous system. Cyberkinetics’ product development pipeline includes: the Andara™ Oscillating Field Stimulator (OFS™) Device, an investigative device designed to stimulate regeneration of the neural tissue surrounding the spinal cord; the BrainGate System, an investigative device designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement; and the cleared-to-market NeuroPort™ System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity. Additional information is available at Cyberkinetics’ website at http://www.cyberkineticsinc.com.
Forward-Looking Statements
This announcement contains forward-looking statements, including statements about Cyberkinetics’ product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate” or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.
     CONTACT: Cyberkinetics Neurotechnology Systems, Inc.
          Elizabeth A. Razee, 508-549-9981, Ext. 109
          Manager, Corporate Communications
          erazee@cyberkineticsinc.com
     SOURCE: Cyberkinetics Neurotechnology Systems, Inc.